SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A


INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
(AMENDMENT NO. 10)




GENEVA STEEL HOLDINGS CORP
----------------------------------------	-----	--------------
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
----------------------------------------	-----	--------------
(Title of Class of Securities)


372257105
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(CUSIP Number)

Anthony Katsingris
Albert Fried and Company, LLC.
60 Broad Street, 39th Floor
New York, New York 10004
(212) 422-7282
----------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


December 31, 2006
----------------------------------------
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e),240.13d-7 (b) or 240.13d-1(g), check the following box [x]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 (b) for other parties to whom copies are to be sent

(Continued on following pages)
(Page 1 of 7 Pages)
----------------------------
The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities
Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SCHEDULE 13D

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CUSIP NO.  372257105	PAGE 2  OF  7  PAGES
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-----------------------

======= ================================
1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Albert Fried and Company, LLC 13-5089432
------- --------------------------------
2 CHECK THE APPROPRIATE BOX IF A M
(a)| _ |
(b)| X |
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3 SEC USE ONLY


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4 SOURCE OF FUNDS

WC
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)

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6 CITIZENSHIP OR PLACE OF ORGANIZATION

New York
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                 7 SOLE VOTING POWER
NUMBER OF           2,074,395**
BENEFICIALLY  -------------------------
OWNED BY         8 SHARED VOTING POWER
EACH
REPORTING    -------------------------
PERSON WITH      9 SOLE DISPOSITIVE POWER
		  	2,074,395**
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10 SHARED DISPOSITIVE POWER

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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,074,395**
------- --------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
| _ |
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.94%
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14 TYPE OF REPORTING PERSON
BD, IN
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Albert Fried Jr, managing member of Albert Fried and Company, LLC and a former director of the Issuer, is deemed to beneficially own 50,000 shares upon the exercise of director issued stock options. These shares are included in the total on line 11. For more information, see item 5 and 6

	PAGE 3  OF  7  PAGES
ITEM 1.    SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock par value $0.01 per share (Common Stock), of Geneva Steel Holdings Corp. a Delaware corporation
(the Issuer). The address of the principal executive office of the Issuer is 10 South Geneva
Road, Vineyard, Utah 84058.

ITEM 2.    IDENTITY AND BACKGROUND

This Schedule 13D is filed on behalf of:

(a) Albert Fried and Company, LLC, a New York limited liability company. The members of the LLC are Albert Fried Jr, Christina Fried, The
Fried Group, LLC & Anthony Katsingris.


(b)Principal business address:

60 Broad Street, 39th Floor
New York, NY 10004

The principal business of Albert Fried and Company, LLC is to act as a Broker/Dealer in the securities industry.

(b) N/A

Acquisition and disposition of any shares as part of the firms market making activities are dealer transactions in the ordinary course of business and incident to the establishment or maintenance of a primary secondary market for such security as covered under Section 16(d) of the Securities Exchange Act of 1934.

(d) N/A

(e) N/A

(f) U.S.A.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OTHER CONSIDERATION

Albert Fried and Company, LLC has used its working capital in all its previous purchases of the Issuers Common Stock

	PAGE 4  OF  7  PAGES

ITEM 4.    PURPOSE OF TRANSACTION

Disposition of shares were in the ordinary course of business of the firm market making activities and incident to the establishment and maintenance of a primary or secondary market for such securities

	PAGE 5  OF  7  PAGES
ITEM 5.    INTEREST IN SECURITIES OF THE

(a)As of the date of this Schedule 13D, Albert Fried and Company, LLC owns and has sole power to vote and dispose of 2,074,400 shares of the Issuers
Common Stock (approximately 27.94% of the outstanding shares of the Issuer's Common Stock)
**50,000 shares, included as part of line 11, are attributable to stock options issued to Albert Fried Jr, a former director of the Issuer.

(b) N/A

Acquisition and disposition of any shares as part of the firm's market-making activities are dealer transaction in the ordinary course of business and incident to the establishment or maintenance of a primary or secondary market for such security as covered under Section 16(d) of The Securities Exchange Act of 1934.

(c) Open market transactions effected in the market-maker account during the past sixty days include:

NO REPORTABLE TRANSACTIONS

(d)   None

(e)   N/A


ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR"
RELATIONSHIPS WITH RESPECT TO SECURITIES
OF THE ISSUER

In connection with the portion of the January 2001 Term Loan
Albert Fried & Co., LLC provided the Issuer, Albert Fried Company, LLC was to receive additional shares of the Issuer's common stock on the fourth anniversary of the Loan Date. The number of shares related to a fee amounting to $515,070. Albert Fried & Company, LLC has been advised by the Issuer that since they could not pay the fee in common stock, the claim would be converted to cash. However, the Trustee for the Issuer's Chapter 11 proceedings has taken a different position and the matter is currently the subject of litigation. As a result, these shares are not reflected in this Schedule 13D in the number of shares beneficially owned by Albert Fried & Co., LLC."

Albert Fried Jr, the managing member of
and Company, LLC, was a former director

Pursuant to the Geneva Steel Holdings Corp Stock Option
Plan for Nonemployee Directors, Mr. Albert Fried Jr, a former director of the Issuer, was granted options to purchase a total of 50,000 shares of the Issuer's common stock; 25,000 shares are exercisable at $.19 per share expiring
3/23/2011 and 25,000 shares are exercisable at $.19 per share" expiring 4/22/2012.



ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

NONE


SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct."

Dated as of February 14, 2006
ALBERT FRIED AND COMPANY, LLC.



By:   /s/ ALBERT FRIED JR.
Albert Fried, Jr.
Managing Member